Raymond James Financial Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Filer:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**05/09/11**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/09/11**
Item IDs	**7.01**
Notify via Filing website Only	**off**
Emails	**nancy.coan@raymondjames.com**
	doug.krueger@raymondjames.com
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	jesus.jimenez@raymondjames.com
	rjbank-finance@rjlan.rjf.com

Documents

8-K	**k8050911.htm**
	8-K
EX-99.1	**ex99_1.htm**
	press release
GRAPHIC	**rjflogo.jpg**
	logo
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/09/11</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8050911.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8050911.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>press release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>jesus.jimenez@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>rjbank-finance@rjlan.rjf.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 9, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 9, 2011, the Company issued a press release to announce that it would hold an Analyst/Investor Day at its international headquarters in St. Petersburg on May 11, 2011 at 8 a.m. EDT. Presentation slides will be available that morning on the Company's website www.RaymondJames.com. The presentation slides contain an update on RJ Bank's 2009 internal stress test that showed that actual credit charges were less than the eight – quarter base case scenario forecast in that stress test.

Exhibit No.

   99.1 Press release dated May 9, 2011 issued by Raymond James Financial, Inc.


SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.
(Registrant)

Date: May 9, 2011

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien
Executive Vice President - Finance
and Chief Financial Officer



May 9, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
TO HOST 2011 ANALYST/INVESTOR DAY

ST. PETERSBURG, Fla. – Raymond James announced today that it will hold an Analyst/Investor Day at its international headquarters in St. Petersburg on Wednesday, May 11, at 8 a.m. ET.

Presentations will be given by members of executive management including CEO Paul Reilly. Presentation slides will be posted on the day of the event to raymondjames.com under "About our Company, Investor Relations, <u>Presentations and Webcasts</u>." An audio replay of the event will be made available at the same location after the event.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $275 billion, of which approximately $36 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2010, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at <u>raymondjames.com/media</u>.